March 2, 2026

Gregory Anderson
Chief Executive Officer
Allegiant Travel Company
1201 North Town Center Drive
Las Vegas, Nevada 89144

       Re: Allegiant Travel Company
           Draft Registration Statement on Form S-4
           Filed February 25, 2026
           CIK No. 0001362468
Dear Gregory Anderson:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Timothy S. Levenberg at 202-551-3707 with any questions.



                                                            Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:   Richard Oliver, Esq., of Skadden, Arps, Slate, Meagher & Flom LLP